Exhibit 99.1

Yandex N.V. Announces First Quarter 2024 Financial Results

AMSTERDAM, the Netherlands, April 26, 2024 -- Yandex N.V. (NASDAQ: YNDX), a Dutch public limited company, today announced its unaudited financial results for the first quarter ended March 31, 2024.

Q1 2024 Financial and Operational Highlights1,2

On February 5, 2024, we announced our binding agreement with a purchaser consortium to sell all of the Group’s businesses in Russia and certain international markets. The transaction (the “Sale”) was approved by our Shareholders in early March and will be implemented in two closings, the first of which is expected to take place in the coming weeks. In light of this Sale, in this quarter's financial report, we have classified the scope of the Group's businesses to be sold as discontinued operations, in line with ASC 205-20, Discontinued Operations criteria, which assesses whether the disposal of a business component represents a strategic shift that has or will have a major effect on the Group, the status of the approval and probability of the Sale. As such, the assets, liabilities, and results of discontinued operations preceding the completion of the Sale are presented separately in the unaudited condensed consolidated balance sheets and statements of operations.

In RUB millions		Three months ended March 31
		2023	2024	Change
	Total Revenues	163,275	229,359	40%
	from continuing operations	376	1,045	178%
	from discontinued operations	162,899	228,314	40%
	Total Adjusted EBITDA	12,794	31,183	144%
	Total Adjusted EBITDA margin, %	7.8%	13.6%	5.8 pp
	Adjusted EBITDA loss from continuing operations	(5,387)	(6,418)	19%
Total Group	Adjusted EBITDA from discontinued operations	18,181	37,601	107%
	Net income/(loss)	5,785	12,116	109%
	from continuing operations	(7,105)	(7,260)	2%
	from discontinued operations	12,890	19,376	50%
	Adjusted Net Income/(loss)	2,571	14,557	n/m
	from continuing operations	(5,301)	(7,014)	32%
	from discontinued operations	7,872	21,571	174%

(1) Pursuant to SEC rules regarding convenience translations, Russian ruble (RUB) amounts have been translated into U.S. dollars in this release at a rate of RUB 92.366 to $1.00, the official exchange rate quoted as of March 31, 2024 by the Central Bank of the Russian Federation. Following the completion of the Sale, the group will consider changing the reporting currency from Russian ruble to US dollars.

(2) The following measures presented in this release are “non-GAAP financial measures”: adjusted EBITDA/(loss), adjusted EBITDA/(loss) margin and adjusted net income/(loss). Please see the section “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable U.S. GAAP measures.

Corporate and Subsequent Events

●	On February 5, 2024, Yandex N.V. (“YNV”) announced that it had entered into a definitive agreement with a purchaser consortium to sell all of the Yandex group’s businesses in Russia and certain international markets (the “Target”) for total valuation of RUB 475 billion, subject to adjustments, and payable in a combination of cash and Class A shares of YNV. The businesses being sold represented more than 95% of the group’s consolidated revenues in 2023, and approximately 95% of the group’s consolidated assets and employees.

To date we have received all necessary regulatory approvals in Russia, including the approval from the Government Commission for Control over Foreign Investments, and antitrust approval from the Federal Antimonopoly Service. On March 7, we received the requisite Shareholder approvals (including the separate approval of Class A shareholders) for the divestment and related amendments to YNV’s articles of association.

We expect the first closing will occur in the coming weeks, with the second and final closing to take place within seven weeks after first closing.

Following the completion of the transaction YNV will retain a portfolio of international businesses and other non-Russian assets, including four early-stage technology businesses: (i) Nebius AI, (ii) Toloka AI, (iii) Avride, and (iv) TripleTen. Upon completion of the proposed transaction, we intend to publish pro forma financial information for the Company and the retained businesses, giving effect to the divestment.

An amendment of our articles of association that was approved by our Shareholders in March will become effective at the first closing. This amendment, in particular, will eliminate the “Priority Share” currently held by the Public Interest Foundation, as well as the related rights of that Foundation to appoint two members of our board. Further, four Russian members of our Board will resign with effect from that closing. The remaining members of our Board of Directors will be John Boynton (Chairman), Rogier Rijnja and Charles Ryan.

●	We are continuing our preparations for the future of the retained group. We expect to provide updates regarding the new senior management team and their strategy for the retained business in the coming months, and to nominate additional members of the Board in due course. We also expect to introduce new branding for the retained group, and to ask our Shareholders to approve a change in the legal name of our company. The Yandex brand will continue to be used by the Target group being sold.
●	Neither YNV nor any of its group companies is a target of sanctions in the United States, European Union, Switzerland or United Kingdom, and the Yandex group is not owned or controlled by any persons who have been designated under such sanctions. YNV continues to closely monitor developments in this regard.

Consolidated Results

The following table provides a summary of our key consolidated financial results for the three months ended March 31, 2023 and 2024:

In RUB millions	Three months ended March 31,
	2023	2024	Change
Revenues	163,275	229,359	40%
Income from operations	1,970	15,766	n/m
Adjusted EBITDA	12,794	31,183	144%
Net income	5,785	12,116	109%
Adjusted net income	2,571	14,557	n/m

Our segment disclosure is provided in the Segment financial results section below. The segment disclosure reflects the presentation of the Target as discontinued operations and the results of retained businesses are presented as continuing operations.

Cash and cash equivalents as of March 31, 2024:

●	RUB 86.9 billion ($941.2 million) on a consolidated basis, including RUB 14.1 billion ($152.8 million) related to continuing operations.

Total debt as of March 31, 2024:

●	RUB 133.9 billion ($1,449.5 million) on a consolidated basis, including RUB 0.6 billion ($6.5 million) related to continuing operations.

Continuing operations

In RUB millions	Three months ended March 31,
	2023	2024	Change
Revenues	376	1,045	178%
Adjusted EBITDA	(5,387)	(6,418)	19%
Net loss	(7,105)	(7,260)	2%
Adjusted net loss	(5,301)	(7,014)	32%

Continuing operations include four international businesses: Nebius AI, an AI cloud platform that is one of the largest providers of GPU capacity in Europe; Toloka AI, a data solutions partner for generative AI and LLM development; Avride, one of the world’s leading developers of self-driving technologies; and TripleTen, an EdTech service that equips people with in-demand tech skills. Thus far, securing adequate capital for the advancement of these businesses has proven challenging due to substantial constraints on the group's ability to transfer funds from its historically profitable businesses in Russia. To support the development of the four businesses in the future, we expect to retain a portion of the cash consideration received pursuant to the Sale transaction, the amount of which is to be determined by the Board.

As of Q1 2024, Nebius AI accounts for almost two thirds of YNV’s continuing operations’ total revenue, mostly driven by GPU capacity sales in Europe and worldwide as Nebuis AI is one of only a few providers of excess GPU capacity, specifically in Europe. Throughout Q1 2024, Nebius AI was working on introducing a self-service option, launched at the beginning of Q2 2024, enabling customers to directly access GPU resources bypassing traditional sales channels. In addition to enhanced operational efficiency and convenience for clients, this will allow Nebius AI to diversify and expand its customer base going forward.

In Q1 2024 Toloka AI, a data-for-AI platform, launched Mindrift, a supply service of experts-in-the-loop to engage in data preparation and validation. This has become a revenue driver for Toloka services requiring expert supervision. This is attributed to growing demand for such services among customers, particularly niche GenAI startups who are in need of quick and high-quality data solutions.

TripleTen’s Q1 2024 revenue was driven by a threefold increase year-on-year in the number of students enrolled in the bootcamp across TripleTen’s key markets of operation (USA and Latin America), coupled with a threefold reduction year-on-year in acquisition costs per customer.

Avride's main focus for Q1 2024 was R&D and the development of its existing robodelivery projects.

Discontinued operations

In RUB millions	Three months ended March 31,
	2023	2024	Change
Revenues	162,899	228,314	40%
Search and Portal	67,726	93,635	38%
E-commerce, Mobility and Delivery	88,156	122,117	39%
Plus and Entertainment Services	13,356	20,531	54%
Classifieds	4,438	6,903	56%
Other Business Units and Initiatives	13,491	22,778	69%
Eliminations	(24,268)	(37,650)	55%
Adjusted EBITDA	18,181	37,601	107%
Search and Portal	34,760	44,218	27%
E-commerce, Mobility and Delivery	(10,846)	2,862	n/m
Plus and Entertainment Services	(226)	(526)	133%
Classifieds	(117)	(404)	245%
Other Business Units and Initiatives	(5,663)	(9,298)	64%

Eliminations	273	749	174%
Net income	12,890	19,376	50%
Adjusted net income	7,872	21,571	174%

Revenues from discontinued operations amounted to RUB 228.3 billion in Q1 2024 compared to RUB 162.9 billion in Q1 2023. This growth was mainly delivered by the performance of Search and Portal, E-commerce, Mobility and Delivery, as well as Plus and Entertainment Services. Adjusted EBITDA related to discontinued operations amounted to RUB 37.6 billion in Q1 2024 compared to RUB 18.2 billion in Q1 2023. This dynamic was mainly supported by solid performance in the two largest businesses, Search and Portal and Mobility, as well as the improvement of operational efficiency in the E-commerce segment on the back of the increased focus on unit economics. More information on financial results of IPJSC Yandex can be found on https://ir.yandex/financial-releases.

Income from operations

In RUB millions	Three months ended March 31,
	2023	2024	Change
Income from operations	1,970	15,766	n/m

Income from operations amounted to RUB 15.8 billion in Q1 2024 compared to RUB 2.0 billion in Q1 2023. This growth was mainly associated with results of the businesses related to our discontinued operations.

Other income/(loss), net for Q1 2024 amounted to RUB 1,514 million, down from RUB 5,857 million in Q1 2023. Other income/(loss), net includes foreign exchange gains of RUB 827 million in Q1 2024 and RUB 5,924 million in Q1 2023. Foreign exchange gain dynamics reflect changes of USD denominated monetary assets in the Russian subsidiaries included in discontinued operations and RUB denominated monetary assets in the company’s foreign subsidiaries on the back of depreciation of the Russian ruble in absolute terms against the US dollar in the first quarter of 2024 compared to the greater depreciation in the first quarter of 2023.

Income tax expense for Q1 2024 was RUB 361 million, down from RUB 1,952 million in Q1 2023. Our effective tax rate of 2.9% in Q1 2024 was lower than 25.2% in Q1 2023. The Group’s tax provision for income taxes for interim periods is determined based on the tax rate effective during that period. The principal factors resulting in the lower effective tax rates in Q1 2024 compared to Q1 2023 were reduced tax rates for certain subsidiaries as well as changes in deferred tax liabilities, partially offset by tax provision recognized, deferred tax asset valuation allowances, non-deductible SBC expenses and statutory expenses not deductible for income tax purposes. Income tax expense for Q1 2024 does not include the effects of the "Global Minimum Tax" effective in the Netherlands from January 1, 2024. The Company is currently evaluating the application of the new legislation, which might result in additional tax due in the Netherlands.

Net income was RUB 12.1 billion in Q1 2024, compared with net income of RUB 5.8 billion in Q1 2023. The net income is mainly associated with the results of the businesses related to our discontinued operations.

The total number of shares issued and outstanding as of March 31, 2024 was 361,482,282, including 325,783,607 Class A shares, 35,698,674 Class B shares, and one Priority share and excluding 558,663 Class A shares held in treasury. The number of Class A shares will be reduced by the number of shares received as partial consideration for the Sale, which will be held in treasury pending use under YNV’s equity incentive plans and for financing purposes.

There were also outstanding employee share options to purchase up to an additional 2.9 million shares, at a weighted average exercise price of $44.32 per share, 2.3 million of which were fully vested; equity-settled share appreciation rights (SARs) for 0.1 million shares, at a weighted average measurement price of $32.85, all of which were fully vested; restricted share units (RSUs) covering 6.8 million shares, of which RSUs to acquire 6.2 million shares were fully vested; and performance share units (PSUs) for 0.2 million shares. In addition, we have outstanding awards in respect of our various Business Units, including options and synthetic options for 5.5 million shares, 2.9 million of which were fully vested and are settled in equity of our Business units or cash.

ABOUT YNV

YNV is a NASDAQ-listed technology company registered in the Netherlands that develops an AI-focused suite of services and solutions initially to target markets in Europe, the US and the Middle East. Following the completion of the divestment of all of its Russian and Russia-related assets, as announced in February 2024, the company will have its corporate headquarters in Amsterdam, and four business units: Nebius AI, an AI cloud platform that is one of the largest providers of GPU capacity in Europe; Toloka AI, a data solutions partner for generative AI and LLM development; Avride, one of the world’s leading developers of self-driving technologies; and TripleTen, an EdTech service that equips people with in-demand tech skills. The YNV portfolio also includes a cutting-edge data centre in Finland hosting a top-16 most potent supercomputer globally. More information on YNV and the restructuring can be found on https://ir.yandex/restructuring.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements that involve risks and uncertainties. All statements contained in this press release other than statements of historical facts, including, without limitation, statements regarding the contemplation of the Sale, our future financial and business performance, our business and strategy and the impact of the current geopolitical and macroeconomic developments on our industry, business and financial results, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “guide,” “intend,” “likely,” “may,” “will” and similar expressions and their negatives are intended to identify forward-looking statements. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, macroeconomic and geopolitical developments affecting the Sale, the Russian economy or our business, changes in the political, legal and/or regulatory environment and regulatory and business responses to that crisis, including international economic sanctions and export controls, competitive pressures, changes in advertising patterns, changes in user preferences, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023, to be filed on or about April 26, 2024, and “Risk Factors” in the Shareholder Circular filed as Exhibit 99.1 to our Current Report on Form 6-K dated February 8, 2024, which are or will be available on our investor relations website at https://ir.yandex/sec-filings and on the SEC website at https://www.sec.gov/. All information in this release and in the attachments is as of April 26, 2024, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the financial information prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: Adjusted EBITDA/(loss), Adjusted EBITDA margin and Adjusted net income/(loss). The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

●	Adjusted EBITDA/(loss) means U.S. GAAP net income/(loss) plus (1) depreciation and amortization, (2) certain SBC expense, (3) interest expense, (4) income tax expense, (5) one-off restructuring and other expenses, and (6) impairment of goodwill and other intangible assets less (1) interest income, (2) other income/(loss), net, and (3) income/(loss) from equity method investments.
●	Adjusted EBITDA margin means adjusted EBITDA/(loss) divided by U.S. GAAP revenues.
●	Adjusted net income means U.S. GAAP net income/(loss) plus (1) certain SBC expense, (2) one-off restructuring and other expenses, and (3) impairment of goodwill and other intangible assets, less (1) foreign exchange gains. Tax effects related to the listed adjustments are excluded from adjusted net income.

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision-making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some recurring costs, particularly share-based compensation. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain U.S. GAAP financial measures:

Certain SBC expense

SBC is a significant expense item and an important part of our compensation and incentive programs. As it is highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating performance. However, because we settled the RSU equity awards of our employees in cash during 2023 and Q1 2024, we no longer eliminate the relevant SBC expense corresponding to the cash payment from adjusted EBITDA and adjusted net income.

Foreign exchange gains/(losses)

Because we hold significant assets and liabilities in currencies that differ from Russian ruble, the group’s current reporting currency and the key operating currency for the discontinued operations, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted EBITDA/(loss), adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

Goodwill and other intangible assets impairment

We adjust our net income/(loss) and EBITDA/(loss) to exclude a loss from goodwill and intangible assets impairment, as well as any related income tax effects. Excluding these expenses, allow us to provide a clearer picture of our business performance, without being distracted by one-off expenses that are not directly related to our operating activities.

One-off restructuring and other expenses

We believe that it is useful to present adjusted net income, adjusted EBITDA/(loss) and related margin measures excluding impacts not related to our operating activities. Adjusted net income and adjusted EBITDA/(loss) exclude expenses related to the proposed corporate restructuring and other similar one-off expenses.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use from the most directly comparable U.S. GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars)

		As of
	December 31,	March 31,	March 31,
	2023*	2024	2024
	RUB	RUB	$
ASSETS
Cash and cash equivalents	10,415	14,115	152.8
Accounts receivable	409	320	3.5
Investments in debt securities	458	472	5.1
Prepaid expenses	1,915	1,950	21.0
VAT reclaimable	1,446	1,181	12.8
Other current assets	1,519	1,694	18.4
Current assets from discontinued operations	294,734	277,643	3,005.9
Total current assets	310,896	297,375	3,219.5
Property and equipment	11,883	16,903	183.0
Intangible assets	409	392	4.2
Operating lease right-of-use assets	1,676	1,078	11.7
Equity method investments	577	594	6.4
Investments in non-marketable equity securities	8,267	8,513	92.2
Other non-current assets	1,392	1,398	15.2
Non-current assets from discontinued operations	451,528	474,305	5,135.1
Total non-current assets	475,732	503,183	5,447.8
TOTAL ASSETS	786,628	800,558	8,667.3
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable, accrued and other liabilities	5,307	4,859	52.6
Debt, current portion	611	603	6.5
Income and non-income taxes payable	1,069	791	8.6
Deferred revenue	667	950	10.3
Current liabilities from discontinued operations	340,006	338,337	3,663.0
Total current liabilities	347,660	345,540	3,741.0
Operating lease liabilities	867	491	5.3
Other accrued liabilities	19	-	-
Non-current liabilities from discontinued operations	141,790	145,816	1,578.7
Total non-current liabilities	142,676	146,307	1,584.0
Total liabilities	490,336	491,847	5,325.0
Commitments and contingencies
Shareholders’ equity:
Priority share	-	-	-
Ordinary shares	282	282	3.1
Treasury shares at cost	(1,393)	(1,393)	(15.1)
Additional paid-in capital	87,235	88,498	958.1
Accumulated other comprehensive income	16,575	15,615	169.1
Retained earnings	193,577	205,693	2,226.9
Total equity attributable to Yandex N.V.	296,276	308,695	3,342.1
Noncontrolling interests	16	16	0.2
Total shareholders’ equity	296,292	308,711	3,342.3
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	786,628	800,558	8,667.3

*  Derived from audited consolidated financial statements and adjusted for the presentation of discontinued operations

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Operations

(in millions of Russian rubles and U.S. dollars)

	Three months ended March 31,
	2023*	2024	2024
	RUB	RUB	$

Total revenues:
Revenues from continuing operations	376	1,045	11.3
Revenues from discontinued operations	162,899	228,314	2,471.8

Operating costs and expenses:
Cost of revenues(1)	631	810	8.8
Product development(1)	2,184	2,281	24.7
Sales, general and administrative(1)	2,517	4,621	50.0
Depreciation and amortization	503	811	8.8
Total operating costs and expenses from continuing operations	5,835	8,523	92.3
Operating costs and expenses from discontinued operations	155,470	205,070	2,220.2

Income from operations
Loss from continuing operations	(5,459)	(7,478)	(81.0)
Income from discontinued operations	7,429	23,244	251.7

Interest income	1,215	2,003	21.7
Interest expense	(1,173)	(6,749)	(73.1)
Loss from equity method investments	(132)	(57)	(0.6)
Other income, net	5,857	1,514	16.4
Net income before income taxes	7,737	12,477	135.1

Income tax expense	1,952	361	3.9

Net income	5,785	12,116	131.2
Net loss from continuing operations	(7,105)	(7,260)	(78.6)
Net income from discontinued operations	12,890	19,376	209.8
Net income attributable to noncontrolling interests	(1,503)	-	-
Net income attributable to Yandex N.V.	4,282	12,116	131.2

(1) These amounts exclude depreciation and amortization expenses, which are presented separately.

* Adjusted for the presentation of discontinued operations

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

Reconciliation of Adjusted EBITDA to U.S. GAAP Net Income

In RUB millions	Three months ended March 31,
	2023	2024	Change
Net income	5,785	12,116	109%
Add: depreciation and amortization	8,287	12,175	47%
Add: certain SBC expense	2,537	2,722	7%
Add: one-off restructuring and other expenses	-	370	n/m
Less: interest income	(1,215)	(2,003)	65%
Add: interest expense	1,173	6,749	n/m
Add: loss from equity method investments	132	57	-57%
Less: other income, net	(5,857)	(1,514)	-74%
Add: impairment of other intangible assets	-	150	n/m
Add: income tax expense	1,952	361	-82%
Adjusted EBITDA	12,794	31,183	144%

Reconciliation of Adjusted Net Income to U.S. GAAP Net Income

In RUB millions	Three months ended March 31,
	2023	2024	Change
Net income	5,785	12,116	109%
Add: certain SBC expense	2,537	2,722	7%
Less: foreign exchange gains	(5,924)	(827)	-86%
Add: one-off restructuring and other expenses	-	370	n/m
Add: impairment of other intangible assets	-	150	n/m
Tax effect of adjustments	173	26	-85%
Adjusted net income	2,571	14,557	n/m

Contacts:

YNV Investor Relations

askIR@y-nv.com

YNV Media

pr@y-nv.com